May 12, 2006

SEC Headquarters
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Please be advised that the submission made on May 10, 2006 on behalf of The Chile Fund, Inc. (the "Fund") (811-05770) (Accession No: 0000891804-06-001627)
on Form N-8A/A under the Investment Company Act of 1940 should be disregarded as it was made in error.

Should you have any questions involving this matter, please contact Aaron D. Wasserman, at 212-728-8622 of Willkie Farr & Gallagher LLP, counsel to the Fund.



                              THE CHILE FUND, INC.

                              By: /s/ Steven B. Plump
                                  ---------------------------------------------
                                  Name: Steven B. Plump
                                  Title:  Chief Executive Officer and President